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SEC FILE NUMBER
8-66989

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cross Point Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

450 Park Avenue S, 3rd Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alex Navin	332-910-5123	alex@crosspoint.capital
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPAs P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Road Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

6-25-2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Alex Navin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Crosspoint Capital LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Texas County of Kerr

Sworn to and subscribed before me on 04/14/2023 by Alexander Navin.

Signature: [signature]

Title: Co-Managing Member

[signature]

Notary Public

Heather Cook
ID NUMBER 128853007
COMMISSION EXPIRES January 19, 2024
NOTARY PUBLIC STATE OF TEXAS

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

Notarized online using audio-video communication

- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [ ] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Public Report

CROSS POINT CAPITAL, LLC

Statement of Financial Condition

December 31, 2022

With Report of Independent Registered Public Accounting Firm Report

Page(s)

Cross Point Capital, LLC
Statement of Financial Condition
December 31, 2022

Assets		
Cash and cash equivalents	$	358,275
Clearing deposit		250,000
Due from clearing firm		306,550
Fixed assets		8,948
Prepaid expenses		25,435
Security deposit		35,339
Total Assets	$	984,547
Liabilities and members' equity		
Accounts payable and accrued expenses	$	67,654
Commission payable		144,702
Total liabilities		212,356
Members' equity		772,191
Total liabilities and members' equity	$	984,547

The Notes to Financial Statements are an integral part of this statement.

1. Organization and Summary of Significant Accounting Policies

Nature of Business
Cross Point Capital, LLC (the "Company") is a broker-dealer and is registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey. It is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company and has operating locations in New Jersey, and North Carolina.

The Company assists in brokerage of private placements of securities and assists as a structuring and placement advisor in the securitization of pools of structured and/or asset or collateralization-based finance vehicles. The Company engages in riskless principal transactions. A riskless principal transaction is a transaction in which the Company receives an order to buy a security from a customer contemporaneously with an order to sell a security with a different customer. All terms and pricing of the riskless principal transactions are agreed to by all parties prior to the order being executed. The Company also provides full service financial consulting in various areas including auction rate broker dealer services and secondary market trading, and structuring or restructuring services. In addition, the Company serves as a middle market broker dealer who conducts municipal securities trading and sales.

Accounting Basis
The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Revenue Recognition
The Company recognizes revenue in accordance with ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Services within the scope of ASC 606 include:

a. Riskless Principal Trading
b. Underwriting Income
c. Auction Rate Securities

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

***Revenue from Contracts with Customers*:**

<u>Riskless Principal Trading (Gross):</u>
The Company earns trading revenue from riskless principal transactions done with institutional customers and broker-dealers. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government, corporate bonds and CMO/ABS) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than what it is sold at. The riskless principal revenue is earned at the time the transaction is executed. The Company will occasionally hold the purchase of a bond for 2 to 5 days to accommodate the customers time needed for trustee approvals. This can generate interest income on the debt security purchase and the interest is included in Interest income on trading debt securities on the statement of operation.

1. Organization and Summary of Significant Accounting Policies (continued)

Underwriting Income:
The Company provides Investment Banking services related to the issuance of municipal securities. Fee income in connection with the underwriting and placement services of municipal securities are negotiated between the Company and municipal issuers. Fees are recognized when the municipal transaction trades are executed. The Company had no underwriting income in 2022.

Auctions of Auction Rate Securities:
The Company is designated as the Broker-Dealer in an agreement, normally with a bank (auction agent) and issuer of the security to solicit orders for Auction Rate Securities (normally a bond) for the benefit of the issuer. The Broker-Dealer is contracted to contact existing owners and potential owners and solicit bids for the securities. The Company normally earns a fee as a percentage of the security sold. The fee is paid from issuer funds by the auction agent. The Company may earn a flat fee in the event of a failed auction (no bidders). Revenue is recognized when the service is provided normally when the auction is settled. The Company had no auctions of auction rate securities in 2022.

Due from Clearing Firm
The Company clears all of its brokerage transactions through its clearing broker on a fully disclosed basis. Due from clearing firm amount relates to the aforementioned transactions. The Company monitors the credit standing of the clearing organization as deemed necessary. Amounts due from clearing firm are considered fully collectible by management. The amount due from the clearing firm was $306,550 and $104,006 as of December 31, 2022 and 2021, respectively.

Accounts Receivable
Accounts receivable represents amounts due from consulting income and management fee income earned prior to the year end. The Company had no accounts receivable at December 31, 2022 or 2021.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company is a limited liability company. Therefore, the income or loss is passed through to the members and no provision or liability for federal and state income taxes has been included in the financial statements for the Company. Each member is individually responsible for reporting income or loss, to the extent required by federal and state income tax laws and regulations, based on its respective share of the company's income and expense as reported for income tax purposes. In accordance with ASC 740-10, the Company has determined it has no uncertain tax positions that require an accruals.

The Company is required to file income tax returns in the U.S. federal jurisdiction and various states in 2022.

The Company is evaluating new Accounting Standards and will implement as required.

2. Related Party Transactions and Secured Demand Loan

On December 20, 2022, the Company entered a secured demand loan agreement with an owner of the Company with principal amount of $250,000 and interest payable semi-annually at a rate of 10% per annum. At December 31, 2022, this loan agreement was fully repaid.

3. Retirement Plan

Effective May 25, 2021, the Company adopted a defined contribution pooled employer retirement plan under the provisions of Internal Revenue Code section 401(k). Employees as of the effective date, and future employees of age 21 with three months of service, may participate. Employee initial contributions of 3% with 1% annual increases, are automatic unless the employee elects otherwise. The Company must match 100% of the employee’s contributions up to 1% of compensation, and 50% of the employee’s contributions up to 6% of compensation; these Company contributions vest to the employee at 100% after 2 years. The Company may also make discretionary contributions to the Plan; if made, these vest to the employee at 20% per year over a 6-year period, starting in year 2. Company contributions in 2022 totaled $659.

4. Concentrations of Credit Risk

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

5. Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is implicit rate of it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term. The Company entered into a month-to-month operating lease agreement in New York effective on February 1, 2022. Rent expense for 2022 is $98,500 for this leases.

6. Net Capital Requirement

As a registered broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $734,555 which $484,555 was in excess of its required net capital of $250,000. The Company's ratio of Aggregate Indebtedness to Net Capital was .25 to 1 at December 31, 2022.

7. Date of Managements Review

The Company evaluated subsequent events to April 14, 2023, the date the financial statements were issued and there were no additional events or transactions occurring during this subsequent event reporting which require recognition or disclosure in the financial statements.

8. Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturity of less than 90 days that are not held for sale in the ordinary course of business.

9. Fixed Assets

Fixed assets include furniture, fixtures and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (five to seven years). The Company follow the policy of capitalizing all major additions, renewals and betterments. Minor replacements, maintenance, and repairs are expensed as incurred. Depreciation expense for 2022 was $1,904.